UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1	Press release on Emtel Chooses Alvarion's Solution for WiMAX Network Deployment in Mauritius dated August 28th, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     ALVARION LTD.

Date: August 28th, 2007                                                                                       By: /s/ Efrat Makov
                     Name: Efrat Makov
                                                     Title:   CFO

EXHIBIT 1
Contacts
Efrat Makov, CFO                                                          Claudia Gatlin, Investor Relations
+972-3-645-6252                                                             +212-830-9080
+760-517-3187                                                                claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Emtel chooses Alvarion’s solution for WiMAX network
deployment in Mauritius

Alvarion’s BreezeMAX to Provide Extended Coverage to Major Cities

Tel Aviv, Israel, August 28, 2007— Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that Emtel, a leading mobile operator, has chosen its BreezeMAXTM solution for a WiMAX network deployment in Mauritius. The new network is planned to provide extended data services to both corporate and residential users starting in the major cities and eventually the entire island.
“We are proud to bring yet another technology – WiMAX, as a first to the island of Mauritius using Alvarion’s solution,” said Shyam Roy, CEO of Emtel. “Alvarion has extensive WiMAX expertise and experience in deploying networks in any location around the world. We believe that Alvarion is the right vendor for enabling our customers to receive high quality services quickly and easily.”
Alvarion’s award-winning BreezeMAX 3.5 GHz will enable Emtel to offer its subscribers greater coverage and increased capacity. As part of this deployment of primary broadband services, Emtel also plans to use Alvarion’s BreezeMAX PRO, and BreezeMAX Si. Eliminating professional installation, Si enables carriers to broaden their distribution channels to best fit their business models, and when combined with outdoor CPEs, optimizes their network planning by trading-off coverage, capacity and installation costs.
“We are pleased that Emtel selected us for their first WiMAX network deployment in Mauritius,” said Tzvika Friedman, CEO and President of Alvarion. “Emtel joins the many other operators around the world deploying the most popular WiMAX system, offering business and residential users the advantages of high-speed, high quality wireless broadband services.”

About Emtel Ltd.

In 1989 Emtel Ltd. became the first mobile telephony operation in the whole Southern Hemisphere (www.emtel-ltd.com). This major step in Mauritian telecommunications history was the fruit of the collaboration of two pioneering groups – the Currimjee Jeewanjee Group, one of the foremost groups in Mauritius, and Millicom International

Cellular (MIC) S.A., based in Luxembourg, and having currently 16 cellular operations in 16 countries. During these 18 years, Emtel has managed to sustain this innovation drive and still today, the Emtel brand itself is the synonym of technology, innovation and high quality.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

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